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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Corvas International, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

221005101

(CUSIP Number)

Mitchell H. Gold, M.D. Chief Executive Officer Dendreon Corporation 3005 First Avenue Seattle, WA 98121	with a copy to: Christopher J. Voss Stoel Rives LLP 600 University St., Suite 3600 Seattle, WA 98101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 221005101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dendreon Corporation I.R.S. Employer Identification No. 22-3203193

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,460,738 (1) 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,738 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.0% (3)

14.	Type of Reporting Person (See Instructions) CO

Notes:

1.	Pursuant to an Agreement and Plan of Merger dated February 24, 2003 (the “Merger Agreement”), among Dendreon Corporation, a Delaware corporation (“Dendreon”), Seahawk Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Dendreon (“Merger Sub”), Charger Project LLC, a Delaware limited liability company of which Dendreon is the sole member (“Surviving Entity”), and Corvas International, Inc., a Delaware corporation (“Corvas”), and subject to the conditions set forth therein (including approval by stockholders of Dendreon and of Corvas), Merger Sub will merge with and into Corvas, and, immediately thereafter, Corvas will merge with and into the Surviving Entity (such events constituting the “Merger”). 110,051 shares of Corvas common stock, and 1,342,687 options to purchase Corvas common stock, which options are either exercisable as of the date of this Statement or shall become exercisable within 60 days thereafter (collectively, the “Shares”), are subject to lock-up and voting agreements (the “Voting Agreements”) entered into by Dendreon and certain stockholders of Corvas (collectively, the “Stockholders”). See Schedule B attached hereto. Pursuant to the Voting Agreements, the Stockholders have agreed to vote (or cause to be voted) the Shares (a) in favor of the adoption of the Merger Agreement and the approval of all other actions contemplated by the Merger Agreement and the Voting Agreements and any actions required in furtherance thereof, (b) against any action or agreement that would result in a breach in any respect of any covenant or any other obligation or agreement of Corvas under the Merger Agreement, and (c) against any action involving Corvas which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Merger Agreement. The Stockholders may vote the Shares on all other matters. As part of the Voting Agreements, each of the Stockholders granted an irrevocable proxy to Dendreon with respect to the voting of the Shares for the matters covered by the Voting Agreements.

2.	Dendreon expressly disclaims beneficial ownership of any of the Shares.

3.	Based on the number of shares of Corvas common stock outstanding as of February 21, 2003 (as represented by Corvas in the Merger Agreement discussed in Item 4 below), the Shares represent approximately 5.0% of the outstanding shares of Corvas common stock.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock of Corvas International, Inc., a Delaware corporation (sometimes referred to herein as “Issuer” or “Corvas”). The principal executive offices of Corvas are located at 3030 Science Park Road, San Diego, CA 92121.

Item 2. Identity and Background

(a)-(c), (f) The name of the corporation filing this Statement is Dendreon Corporation, a Delaware corporation (“Dendreon”). The address of Dendreon’s principal business is 3005 First Avenue, Seattle, WA 98121. Dendreon is a company dedicated to the discovery and development of novel products for the treatment of diseases through its innovative manipulation of the immune system, and its product pipeline is focused on cancer, and includes therapeutic vaccines, monoclonal antibodies and a pathway to small molecules. The name, citizenship, business address and present principal occupation of each executive officer and director of Dendreon is listed on Schedule A attached hereto.

(d) Neither Dendreon nor, to Dendreon’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither Dendreon nor, to Dendreon’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3. Source and Amount of Funds or Other Consideration

As an inducement for Dendreon to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Corvas listed on Schedule B attached hereto (the “Stockholders”) entered into lock-up and voting agreements, dated as of February 24, 2003, the form of which is attached as Exhibit 2 (the “Voting Agreements”). Dendreon did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4. Purpose of Transaction

(a)-(b) Pursuant to an Agreement and Plan of Merger dated February 24, 2003 (the “Merger Agreement”), among Dendreon, Seahawk Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Dendreon (“Merger Sub”), Charger Project LLC, a Delaware limited liability company of which Dendreon is the sole member (the “Surviving Entity”), and Corvas, and subject to the conditions set forth therein (including approval by stockholders of Dendreon and of Corvas), Merger Sub will merge with and into Corvas, and, immediately thereafter, Corvas will merge with and into the Surviving Entity (such events constituting the “Merger”). Once the Merger is consummated, each of Merger Sub and Corvas will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub and of Corvas will be merged with and into the Surviving Entity.

As a result of the Merger, each outstanding share of Corvas common stock (together with all rights under the Rights Agreement dated as of September 18, 1997 between Corvas and American Stock Transfer and Trust Company), other than shares owned by Dendreon or Merger Sub will be converted into the right to receive (a) 0.45 (the “Exchange Ratio”) of a share of Dendreon common stock (the “Common Stock Consideration”) and (b) cash in lieu of fractional shares based on the closing sale price of Dendreon common stock on the Nasdaq National Market on the date on which the Merger is consummated (the “Cash Consideration,” and together with the Common Stock Consideration, the “Merger Consideration”). All such shares of Corvas common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Corvas common stock.

The Stockholders have, by executing the Voting Agreements, agreed to vote the Shares beneficially owned by them as described below. Pursuant to the Voting Agreements, the Stockholders have agreed, at every Corvas stockholders’ meeting and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) the shares (a) in favor of the adoption of the Merger Agreement and the approval of all other actions contemplated by the Merger Agreement and the Voting Agreements and any actions required in furtherance thereof, (b) against any action or agreement that would result in a breach in any respect of any covenant or any other obligation or agreement of Corvas under the Merger Agreement, and (c) against any action involving Corvas which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate at 5:00, Pacific time upon the earlier of (a) the date that is 90 days after the date on which the effective time of the Merger occurs, or (b) the termination of the Merger Agreement in accordance with its terms. As part of the Voting Agreements, each of the Stockholders granted an irrevocable proxy to Dendreon with respect to the voting of the Shares for the matters covered by the Voting Agreements and appointed Dendreon and Martin A. Simonetti, Chief Financial Officer of Dendreon, and T. Dennis George, General Counsel of Dendreon, as proxies of the Stockholders thereunder.

The purpose of the transactions under the Voting Agreements is to enable Dendreon and Corvas to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) At the effective time of the Merger, (i) the separate legal existence of Corvas shall cease, and (ii) the officers of the Surviving Entity immediately prior to the effective time of the Merger will be the officers of the Surviving Entity, until their respective successors are duly elected or appointed.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) At the effective time of the Merger, (i) the separate legal existence of Corvas shall cease, and (ii) the Certificate of Formation and the Operating Agreement of the Surviving Entity, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Formation and the Operating Agreement of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable law.

(h)-(i) If the Merger is consummated as planned, the Corvas common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

(j) Other than described above, Dendreon currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Dendreon reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Voting Agreements, Dendreon may be deemed to be the beneficial owner of the Shares. The Shares are comprised of (i) 110,051 shares of Corvas common stock and (ii) 1,350,687 options to purchase Corvas common stock, which options are either exercisable as of the date of this Statement or become exercisable within 60 days thereafter. The Shares constitute approximately 5.0% of the issued and outstanding shares of Corvas common stock based on the number of shares of Corvas common stock outstanding as of February 21, 2002 (as represented by Corvas in the Merger Agreement discussed in Item 4 above). Dendreon may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Dendreon (i) is not entitled to any other rights as a shareholder of Corvas as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

To the knowledge of Dendreon, no person listed on Schedule A hereto has an equity or other ownership interest in Corvas.

(c) As described in Items 3 and 4 of this Statement, Dendreon entered into the Voting Agreements and the Merger Agreement within the last 60 days.

(d) To the knowledge of Dendreon, no person, other than the Stockholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Corvas deemed to be beneficially owned by Dendreon.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements (and the related irrevocable proxies), to the knowledge of Dendreon, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Corvas, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated February 24, 2003, by and among Dendreon, Merger Sub, Surviving Entity and Corvas (filed as an exhibit to the Current Report on Form 8-K, dated February 25, 2003 and incorporated herein by reference).

2. Form of Lock-up and Voting Agreements, dated February 24, 2003, by and among Dendreon and certain stockholders of Corvas as listed on Schedule B hereto (filed as an exhibit to the Current Report on Form 8-K, dated February 25, 2003 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2003

DENDREON CORPORATION

By:	/S/ CHRISTOPHER S. HENNEY, PH.D., D.SC.
Name: Christopher S. Henney, Ph.D., D.Sc. Title: Executive Chairman of the Board

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DENDREON CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Dendreon Corporation are set forth below. Each of the named individuals (i) is a citizen of the United States, and (ii) except as noted below, has his or her principal business address in care of Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121.

Name	Present Principal Occupation or Employment
Gerado Canet	President, Chief Executive Officer, and member of the Board of Directors of IntegraMed America, Inc. (1)

William Crouse	Managing Director of HealthCare Ventures LLC (2)

Bogdan Dziurzynski	Director of Dendreon Corporation (3)

T. Dennis George, J.D.	Senior Vice President, Corporate Affairs, General Counsel and Secretary of Dendreon Corporation

Mitchell H. Gold, M.D.	Chief Executive Officer, Dendreon Corporation

Timothy Harris, Ph.D.	President and Chief Executive Officer of Structural GenomiX, Inc. (4)

Christopher S. Henney, Ph.D., D.Sc.	Executive Chairman of the Board of Directors, Dendreon Corporation

Ruth Kunath	Biotechnology portfolio manager for Vulcan Inc. (5)

Ralph Shaw	General partner of Shaw Venture Partners, Shaw Venture Partners II, Shaw Venture Partners III, and Shaw Venture Partners IV (6)

Martin A. Simonetti, M.S., M.B.A.	Senior Vice President, Finance, Chief Financial Officer, and Treasurer of Dendreon Corporation

David L. Urdal, Ph.D.	President, Chief Scientific Officer, and Vice Chairman of the Board of Directors of Dendreon Corporation

Douglas G. Watson	Chief Executive Officer of Pittencrieff Glen Associates (7)

(1)	Principal business address located at Two Manhattanville Road, Purchase, NY 10577-2113.
(2)	Principal business address located at 44 Nassau Street, Princeton, NJ 08542.
(3)	Principal business address located at Sweetwater Lane, Route 617, PO Box 96, Cardinal, VA 23025.
(4)	Principal business address located at 10505 Roselle Street, San Diego, CA 92121.
(5)	Principal business address located at 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.
(6)	Principal business address located at 400 SW Sixth Avenue, Suite 1100, Portland, OR 97204-1636.
(7)	Principal business address located at 52 Liberty Corner Road, Far Hill, NJ 07931.

SCHEDULE B

CORVAS STOCKHOLDERS PARTY TO A LOCK-UP AND VOTING AGREEMENTS

WITH DENDREON CORPORATION

(The information in this Schedule B is based on information provided to Dendreon by Corvas.)

	Shares Beneficially Owned
Corvas Stockholder	Shares	Options (1)
Susan Bayh	0	22,500
M. Blake Ingle	11,000	51,000
J. Stuart Mackintosh	0	26,250
Burton Sobel	0	26,250
Michael Sorell	0	36,000
Nicole Vitullo	0	36,000
Randall E. Woods	77,656	639,375
George P. Vlasuk	10,940	353,125
Carolyn M. Felzer	9,455	82,062
Stephen F. Keane	1,000	78,125

(1)	Includes options that are either exercisable as of the date of this Statement or that shall become exercisable within 60 days thereafter.

Exhibit Index

1.

Agreement and Plan of Merger, dated February 24, 2003, by and among Dendreon Corporation, Seahawk Acquisition, Inc., Charger Project LLC and Corvas International, Inc. (filed as an exhibit to the Current Report on Form 8-K, dated February 25, 2003 and incorporated herein by reference).

2.

Form of Lock-up and Voting Agreements, dated February 24, 2003, by and among Dendreon Corporation and certain stockholders of Corvas as listed on Schedule B hereto (filed as an exhibit to the Current Report on Form 8-K, dated February 25, 2003 and incorporated herein by reference).